Mail Stop 4561

August 10, 2007

Nevaeh Enterprises Ltd.
25 Jin Hua Street
Chang Chun, Ji Lin
China, 130000

> Re: **Nevaeh Enterprises Ltd.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed on August 7, 2007**
> **File No. 333-144681**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the marked copy of your filing.

Cover Page of Registration Statement

1. In response to comment 1 of our letter dated July 27, 2007, you provided in your response letter the name, address, and telephone number of your U.S. agent for service of documents relating to the registration statement. To clarify, this information is required by Form SB-2 to be included on the front cover page of the registration statement. We remind you of the powers that, in the absence of a statement to the contrary, are deemed to be conferred upon the agent for service under Rule 478 of Regulation C under the Securities Act of 1933. Please file an amendment to your Form SB-2 to include on the cover page of the Form SB-2 the name, address, and telephone number of your U.S. agent for service.

Item 28. Undertakings, page 49

2. In comment 2 of our letter dated July 27, 2007, we asked you to include the undertaking required by Item 512(g)(2) of Regulation S-B. You have not included the entire undertaking. In your next amendment, please include the entire undertaking, including the proviso.

Nevaeh Enterprises Ltd.
August 10, 2007
Page 2

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

If you have questions, please call David L. Orlic at (202) 551-3503, or if you require further assistance, me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (702) 257-2778
         Janet Trost